EXHIBIT (i)-(10)(e)

PITNEY BOWES SEVERANCE PAY PLAN

As Amended and Restated Effective January 1, 2008

I. PURPOSE

The purpose of the Pitney Bowes Severance Pay Plan is to provide income to Employees who are involuntarily terminated by the Company for certain reasons. The provisions of this Plan generally do not apply in the case of an Employee’s voluntary termination. However, the Plan contains provisions providing certain benefits to Employees who resign under specified circumstances following a Change of Control.

II. DEFINITIONS

A.	“Board” means the board of directors of Pitney Bowes Inc.

B.

“Cause” means with respect to the Company, embezzlement, malfeasance, commission of a felony, the non-performance of one’s job or duties as determined by the Company in its sole discretion and acts of moral turpitude.

C.	“Change of Control” means the following where:

(i) there is an acquisition, in any one transaction or a series of transactions, other than from Pitney Bowes Inc., by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), of beneficial ownership (within the meaning of Rule 13(d)(3) promulgated under the Exchange Act) of 20% or more of either the then outstanding shares of common stock or the combined voting power of the then outstanding voting securities of Pitney Bowes Inc. entitled to vote generally in the election of directors, but excluding, for this purpose, any such acquisition by Pitney Bowes Inc. or any of its subsidiaries, or any employee benefit plan (or related trust) of Pitney Bowes Inc. or its subsidiaries, or any corporation with respect to which, following such acquisition, more than 50% of the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owed, directly or indirectly, by the individuals and entities who were the beneficial owners, respectively, of the common stock and voting securities of Pitney Bowes Inc. immediately prior to such acquisition in substantially the same proportion as their ownership, immediately prior to such acquisition, of the then outstanding shares of common stock or the combined voting power of the then outstanding voting securities of Pitney Bowes Inc. entitled to vote generally in the election of directors, as the case may be; or

(ii) individuals who, as of the date this Plan has been restated, constitute the Board (as of such date, the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board, provided that any individual becoming a director subsequent to the date this Plan has been restated, whose election, or nomination for election by Pitney Bowes’ shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of Pitney Bowes Inc. (as such terms are used in Rule 14(a)(11) or Regulation 14A promulgated under the Exchange Act); or

(iii) there occurs either (A) the consummation of a reorganization, merger, consolidation, or sale or other disposition of all or substantially all of the assets of the Company in each case, with respect to which the individuals and entities who were the respective beneficial owners of the common stock and voting securities of Pitney Bowes Inc. immediately prior to such reorganization, merger, consolidation or sale or other disposition do not, following such reorganization, merger, consolidation or sale or other disposition, beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such reorganization, merger, consolidation or sale or other disposition, or (B) an approval by the shareholders of Pitney Bowes Inc. of a complete liquidation or dissolution of Pitney Bowes Inc. or of the sale or other disposition of all or substantially all of the assets of Pitney Bowes Inc.

D.	“Committee” means the Employee Benefits Committee established by the Company.

E.	“Company” means Pitney Bowes Inc. (and any successor entity)

F.	“Contract Employee” means an employee who is employed by the Company pursuant to a written agreement and who is employed only for the duration of a particular project.

G.

“DSR Employees” means employees who function at the district level and whose job responsibilities are primarily limited to inspection, maintenance, delivery and pickup of meters, collection of customer accounts payable, and maintenance of the metered mail system under statutory requirements.

H.

“Employee” means any Employee on the U.S. payroll who is employed by the Company or any wholly-owned, fully-integrated subsidiary which is on the Pitney Bowes Inc. SAP information system, other than Contract Employees, Leased Employees, DSR Employees, PB Credit Union Employees, Temporary Employees, Part-Time Employees and independent contractors.

For purposes of determining an individual’s eligibility to participate in the plan, an individual who is an independent contractor and is reclassified by the Company, any governmental agency or a court as an employee for any purpose, including for purposes of employment taxes and wage withholding for Federal income taxes, shall not be eligible for participation in the Plan for the period during which such individual was an independent contractor. Subsequent participation in the Plan by a reclassified employee shall be based on eligibility requirements under the Plan then applicable to the employee.

I.	“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

J.	“Leased Employees” means any individuals who meet the definition of “leased employee” in Section 414(n) of the Internal Revenue Code, as amended and related regulations.

K.	“Part-Time Employees” means employees who regularly work less than 30 hours per week.

L.	“Participant” means any Employee who is covered by the Plan.

M.

“Pay” means the base rate of pay (including shift premium, where applicable) that is effective on the last working day of employment. For sales representatives, “Pay” will be the earnings paid to the Employee during the preceding 12 months. The following items will not be considered “Pay”: overtime, profit sharing, compensation in lieu of vacation, suggestion awards, special awards and prizes, adoption payments, severance payments, relocation payments, referral payments, tuition reimbursements, year-end override bonus, performance-based compensation such as a payment under the Pitney Bowes Incentive Plan, sales representatives’ vacation pay and cash incentive unit awards.

N.	“PB Credit Union Employee” means an employee of the Pitney Bowes Credit Union.

O.	“Pitney Bowes” means Pitney Bowes Inc.

P.	“Plan” means the Pitney Bowes Severance Pay Plan effective as of January 1, 2008, as amended and restated from time to time.

Q.

“Temporary Employees” means an employee whose employment with the Company is intended to be for a period not to exceed 12 months and whose work activity consists of short-term projects other than as a Contract Employee.

R.

“Years of Service” means completed years and months of service with the Company based on the period of service beginning with the Employee’s employment date (the date he or she first performs an hour of service as an Employee) to his or her termination date. The Employee shall continue to accrue Years of Service during approved leaves of absence, military service absences, paid holidays, paid vacations, temporary absences due to illness or injury, disability, or any other reason, if service is customarily accrued for purposes of the Pitney Bowes Pension Plan or the retirement plan of the Company’s subsidiary for which the Employee works. In case of reemployment, subsequent termination pay entitlement will be based upon credited service beginning on the date of rehire.

III. ELIGIBLITY

A.

Eligibility. Each Employee shall be entitled to severance pay under the Plan payable in accordance with the applicable severance benefit formula set forth in Section IV, provided his or her employment is terminated by the Company for any one of the following reasons:

	1.	The full or partial shutdown of a business or a facility or department.

	2.	The sale of all or part of a business of the Company by means of a sale of assets or stock, or any form of merger, spinoff or reorganization, including outsourcing of a business or function.

	3.	The elimination of the Employee’s job or the consolidation or restructuring of his or her job functions on account of reorganization.

	4.	Employment termination within two years after a Change of Control of the Company.

	5.	In other circumstances deemed appropriate by the Company in its sole discretion from time to time, subject to Section III.C. hereof.

B.	Exception. Notwithstanding any other provision hereunder, an Employee shall not be eligible for severance pay hereunder if:

1.

Prior to or within 30 days of termination of employment other than for reasons set forth in Section III.A.2. he or she is offered a comparable job with the Company or one of its subsidiaries and affiliates, except that an offer of continued employment or reemployment after a Change of Control shall be subject to the limitations set forth in Section IV.E. herein;

	2.	The Employee is terminated for Cause.

3.

In the case of an Employee of an Affected Business (“Affected Business for purposes of this Section shall mean (a) Pitney Bowes Management Services, Inc. (“PBMS”), or other company owned by Pitney Bowes or PBMS that is in the same business as PBMS or (b) Pitney Bowes Inc. Document Messaging Technology Division or any successor to that business division), no severance payments under the Plan shall be made to such Employee where

a)

the Employee’s termination from the Affected Business is on account of the termination of the business relationship between the Affected Business and its customer for whom the terminated Employee performs services, and

b)

within 30 days of the termination of the business relationship between the Affected Business and the customer, the Employee either receives an offer of comparable employment from such customer or the third party business entity that has taken over the business from the Affected Business or is employed by such customer or third party business entity.

4.

Within 30 days of termination of employment with the Company or its subsidiaries or affiliates, the Employee is either offered a comparable job or accepts a position offered by a purchaser, joint venturer, affiliate, transferee, spun-off entity, successor in interest (including without limitation one resulting from a merger or reorganization) of the Company or any of its subsidiaries or affiliates or other entity acquiring the stock or the assets of the Company or any of its subsidiaries or affiliates, including without limitation, an outsourcing company taking over a function or portion of the business of the Company or its subsidiaries or affiliates.

A “comparable job” for purposes of this Section III shall mean a job that pays at least 90% of the Employee’s base salary or straight time hourly rate immediately prior to the offer of employment and the location of which is within 35 miles from the Employee’s prior primary worksite. The Committee shall determine the primary worksite where the Employee does not report to any one work location on a regular basis. An offer of continued employment or reemployment after a Change of Control shall be subject to the limitations set forth in Section IV.E. herein. The Committee’s determination as to whether a job is “comparable” shall be made in the Committee’s sole and absolute discretion and shall be final and binding on all parties.

C.

Release. Notwithstanding any other provision hereunder to the contrary, any additional discretionary payments made pursuant to Section III.A.5. and Section IV.A. may at the Company’s discretion be conditioned on the Employee’s signing a waiver or release of claims to the satisfaction of the company.

D.

Danka Business Systems. Notwithstanding anything to the contrary, an Employee who was hired by Pitney Bowes or any of its subsidiaries or affiliates in connection with the acquisition of certain assets and liabilities of Danka Business Systems shall be required pursuant to the purchase agreement between the parties dated April 8, 2001 to execute a release of claims agreement under such terms and conditions as Pitney Bowes or any of its subsidiaries or affiliates, in its discretion, may determine as a prerequisite to entitlement to severance pay under the Plan.

IV. PAYMENT FORMULA

A.

Base Formula. Pursuant to Section III.A., the Company shall pay a minimum of one week of Pay for each completed full Year of Service (and half week of Pay for each completed half Year of Service), with a minimum of two weeks of Pay (hereinafter, this is referred to as the “Minimum Payment”). In addition, subject to Section III.C., the Company reserves the right to pay additional amounts to Employees, but the Company may exercise its discretion to pay no additional amount at all.

Notwithstanding the foregoing formula, the Company reserves the right to make discretionary severance payments as business conditions warrant in lieu of payments based on the normal severance benefit formula described herein.

B.

Change of Control Exception. If any Employee employed by the Company as of the date of a Change of Control resigns for any Good Reason set forth in Section IV.E. hereof and is then not subject to termination of employment by the Company for Cause or, if any Employee is terminated by the Company for the reasons set forth in Section III.A. (and the exception under Section III.B. is not applicable for this purpose) within two years after a Change of Control occurs whether or not such termination is in connection with such Change of Control (“Change of Control Termination”), such Employee shall be entitled to severance pay in accordance with the following:

	1.	For non-exempt Employees, two weeks of Pay for each completed full or partial Year of Service, with a minimum of four weeks.

	2.	For exempt Employees below compensation Band F, three weeks of Pay for each completed full or partial Year of Service, with a minimum of three months.

	3.	For Employees in compensation bands F or G, four weeks of Pay for each full or partial Year of Service, with a minimum of six months.

Employees in compensation Bands H, I and J are not eligible for Change of Control severance benefits under this Plan.

C.

Applicability of Change of Control. “Change of Control” provisions only apply if Pitney Bowes Inc. incurs a “Change of Control.” Such provisions do not apply to employees of a Pitney Bowes subsidiary if that subsidiary or affiliated company undergoes a change of control.

D.	Maximum Severance Benefit. Notwithstanding anything to the contrary, the maximum severance pay benefit payable hereunder to any Employee shall be an amount equal to two years of Pay.

E.	Change of Control Termination. A “Change of Control Termination” shall include termination of the Employee’s employment by the Employee for the following Good Reasons:

1.

The assignment to an Employee of any duties inconsistent in any respect with the Employee’s position, authority, duties or responsibilities as existed on the day immediately prior to the Change of Control, or any other action by the Company which results in a diminution in such position, authority, duties, or responsibilities, excluding for this purpose an isolated, insubstantial, and inadvertent action taken in good faith and remedied by the Company or subsidiary, as applicable, promptly after receipt of notice thereof given by the Employee;

2.

Any failure by the Company following a Change of Control to continue to provide the Employee with Pay, benefits, or other compensation equal to or greater than that to which such Employee was entitled immediately prior to the date of the Change of Control, other than an isolated, insubstantial, and inadvertent failure occurring in good faith and remedied by the Company promptly after receipt of notice thereof given by the Employee;

3.

The Company’s requiring the Employee after a Change in Control to be based at any office or location more than 35 miles farther from the Employee’s place of residence or the office or location at which the Employee is employed immediately prior to the date of the Change of Control; or

4.

Any failure by Pitney Bowes Inc. to require any successor company who acquires all or substantially all of the business and/or assets of Pitney Bowes Inc. (whether direct or indirect, by purchase, merger, consolidation or otherwise) to expressly assume and agree to perform the Company’s obligations under the Plan in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.

For purposes of subparagraphs 1 through 4 of Section IV, any good faith determination made by an affected Employee shall be conclusive.

F.

Notice of Termination. As a condition of receiving any severance pay hereunder in connection with a Change of Control Termination, any termination by the Employee shall be communicated by a Notice of Termination to the Company. Any Notice of Termination shall be by written instrument which (i) indicates the specific termination provision in paragraph E above relied upon, (ii) sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Employee’s employment under the provision so indicated, and (iii) if the date of termination is other than the date of receipt of such notice, specifies the termination date (which date shall not be more than 15 days after the giving of such notice). The failure by any Employee to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of entitlement to, terminate under subparagraphs 1 through 4 of paragraph E above shall not waive any right of such Employee or preclude such Employee from asserting such fact or circumstance in enforcing his rights.

G.

Cure Period. Notwithstanding the foregoing, a termination of employment for Good Reason under Section IV. E. shall not occur if, within 30 days after the date the Employee gives a Notice of Termination to the Company after a Change of Control, the Company corrects the action or failure to act that constitutes the grounds for termination for Good Reason as described in Section IV.E. and as set forth in the Employee’s Notice of Termination. If the Company does not correct the action or failure to act, the Employee must terminate his or her employment for Good Reason within 60 days after the end of the cure period, in order for the termination to be considered a Good Reason termination.

H.

Excise Tax - Additional Payments. In the event it shall be determined that compensatory payments made to the Employee, including severance pay benefits under this Plan and other compensatory payments within the meaning of Internal Revenue Code (“Code”) Section 280G(b)(2), would be subject to an excise tax under Code Section 4999, the Employee shall be entitled to receive an additional payment (a “Additional Payment”) in an amount such that after payment by the Employee of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and excise tax imposed upon the Additional Payment, the Employee retains an amount equal to the excise tax imposed upon the payments made to the Employee. Notwithstanding the foregoing provisions, if it shall be determined that the Employee is entitled to an Additional Payment, but that the compensatory payments made to the Employee giving rise to the excise tax do not exceed 110% of the amount the Employee may receive without giving rise to an excise tax under Code Section 4999, then no Additional Payment shall be made to the Employee and the severance pay benefits made under this Plan shall be reduced to (but not below zero) to the point where the severance pay benefits would not be subject to the excise tax imposed by Code Section 4999. This shall be determined in such a manner as to maximize the value of all severance pay benefits actually made to the Employee. Determinations made under this paragraph H, shall be made by an independent accounting firm retained by the Company before the Change of Control and whose fees are borne by the Company. The Employee shall fully cooperate with the Company regarding any tax assessment made hereunder, including without limitation, giving timely notices to the Company and allowing the Company to contest any such assessments. This paragraph shall be administered similarly to the manner in which Section Eight of the Pitney Bowes Senior Executive Severance Policy is administered. The Additional Payment described in this paragraph shall be paid in any event not later than the date on which the related taxes are remitted to the relevant tax authorities.

I.

Other Severance and Severance –type Payments. Any severance pay benefits otherwise payable under this Plan, shall be reduced by amounts paid or payable under a severance pay arrangement or agreement between Pitney Bowes (including such company that Pitney Bowes has acquired, divested, reorganized, merged into or spun-off) and the Employee. In addition, any severance pay benefits made hereunder shall be reduced by the amount of statutory severance benefits paid to an Employee if Pitney Bowes had contributed to the fund or statutory scheme under which benefits are paid.

V. FORMS OF PAYMENT

With respect to Employees in compensation Bands A, B, C, D and E severance shall be fully paid in the same calendar year of the termination date. With respect to Employees in compensation Bands F and above, severance shall be paid in a stream of payments on normal paydays following the termination date at the salary rate in effect on the termination date, however, in no event shall the payment schedule extend over a period of more than two years from the date of termination from employment.

Notwithstanding the above, severance payable as a result of a termination of employment occurring within two years after a Change of Control shall be paid either: (a) in a single lump sum payment within fifteen (15) days following the termination of employment or (b) in a stream of payments payable on regular pay periods following the termination of employment only if the Change of Control event does not meet the definition of “change of control” under IRC Section 409A and if required to be paid in that fashion by IRC Section 409A to avoid the additional tax imposed by IRC Section 409A.

VI. DEATH

If an Employee dies during a period of severance payment hereunder, any remaining severance pay that would otherwise be payable if the Employee had not died shall be paid to the Employee’s estate. No severance benefits not otherwise payable hereunder shall be payable under this Plan by reason of the Employee’s death.

VII. CLAIM PROCEDURE

A.

Administrative Review. If an Employee makes a written request alleging a right to receive payments under this Plan or alleging a right to receive an adjustment in benefits being paid under this Plan, such actions shall be treated as a claim for benefits. All claims for benefits under this Plan shall be administered by the Vice President of Workforce Relations or, if delegated, to such human resources director or appropriate administrator at the Employee’s business unit (“Administrator”). If the Administrator determines that any individual who has claimed a right to receive benefits, or different benefits, under this Plan is not entitled to receive all or any part of the benefits claimed, the Administrator shall inform the claimant in writing of such determination and the reasons therefore in terms calculated to be understood by the claimant. The notice shall be sent within 90 days of the claim unless the Administrator determines that additional time, not exceeding 90 days, is needed. The notice shall make specific reference to the pertinent Plan provisions on which the denial is based, and shall describe any additional material or information that is necessary. Such notice shall, in addition, inform the claimant of the procedure that the claimant should follow to take advantage of the review procedure set forth below in the event the claimant desires to contest the denial of the claim. If the Employee is not notified within the 90 day period specified herein, he or she may assume the claim has been denied.

B.

Appeal to the Committee. The claimant may within 90 days thereafter submit in writing to the Committee a notice that the claimant contests the denial of his or her claims and desires a further review by the Committee. The Committee shall within 60 days thereafter review the claim. The Committee will render a final decision on behalf of the Company with specific reasons therefore in writing and will transmit it to the claimant within 60 days of the written request for review, unless it is determined that additional time, not exceeding 60 days, is needed, and so notifies the Employee. If the Committee fails to respond to a claim filed in accordance with the foregoing within 60 days or any such extended period, the Company shall be deemed to have denied the claim.

C.

Reimbursement of Claimant’s Expenses. If, after a Change of Control, an Employee institutes any legal action seeking to obtain or enforce, or is required to defend in any legal action the validity or enforceability of, any right or benefit provided by this Plan, the Company will pay for all actual legal fees and expenses incurred (as incurred) by such Employee, regardless of the outcome of such action and whether such action is between the Company and the Participant or between either of them and any third party.

VIII. AMENDMENT AND TERMINATION

A.

This Plan is established by the Company on a voluntary basis and not on past consideration for services rendered, and the benefits herein are provided at the will of the Company. Neither the establishment of this Plan nor the payment of benefits by the Company shall be construed or interpreted as a condition of employment, nor shall this Plan modify or enlarge any rights of any person covered by it to be continued or to be retained in the employ of the Company.

B.

Prior to the time a Change of Control has occurred, the Company may, in its sole discretion, without notice, amend or modify, in whole or in part, all of the terms and conditions of this Plan; provided, however, that this Plan may not be so amended or modified in connection with an actual or threatened Change of Control in any manner which would adversely affect the interests of Employees. Such amendment or modification may be retroactive in application; provided, however, such retroactive application shall not require or provide for the return or repayment of any benefits paid prior to the date of the adoption of the amendment or modification.

C.

Prior to the time a Change of Control has occurred, the Company shall have the sole and absolute right to terminate this Plan without notice at any time; provided, however, that this Plan may not be so terminated in connection with an actual or threatened Change of Control. Such termination shall be effective as of the date specified by the Company and, if no date is specified, the date of the action of termination by the Company. Upon termination, the Company will continue to make payments according to the terms of any effective terminated pay agreements, which have not been fully paid.

D.

When a Change of Control, as defined herein, occurs, then all rights to severance payments contained herein shall vest in all covered Employees and shall be considered a contract right enforceable against the Company and any successors thereto.

IX. PLAN ADMINSTRATON

A.

The Committee shall be authorized to adopt administrative rules and procedures concerning the Plan or delegate to the business units such authority and any such rules and procedures shall be binding upon Participants.

B.	All expenses reasonably incurred in the administration of the Plan shall be paid by the Company.

C.

The determination or action of the Committee with respect to any question arising out of or in connection with the administration of the Plan shall, to the extent not inconsistent with the provisions of the Plan, be final, conclusive, and binding upon all persons having an interest in the Plan.

D.	The Committee shall have the following powers and duties concerning the Plan:

1.

to interpret and construe the terms and provisions of the Plan, to apply such terms and provisions as the Committee may exclusively determine, to determine questions of eligibility and of the status and rights of Participants;

	2.	to make and enforce such rules and regulations as it shall deem necessary or proper for the efficient administration of the Plan;

	3.	to delegate to the business units at Pitney Bowes such powers and duties to enable them to administer the Plan.

E.

The Committee shall be the “Plan Administrator” of the Plan for purposes of ERISA. However, the Committee has delegated to the appropriate Human Resources professionals in the business units the day-to-day, on-going administrative responsibilities of the Plan. In addition, the Committee has delegated to the Human Resources professionals administrative responsibility regarding employee eligibility for the Plan. It is intended that Human Resources administrators in the business units shall have no discretion such that these individuals performing services in these business units with respect to the Plan would not be considered to be “fiduciaries” within the meaning of Section (3)(21) of ERISA.

F.

All fiduciaries shall discharge their duties with respect to the Plan solely in the interest of the Employees and for the exclusive purpose of providing benefits to Employees and of defraying reasonable expenses of administering the Plan, with the care, skill, prudence, and diligence under the circumstances then prevailing that a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims. The Company shall purchase and maintain liability insurance (which insurance shall not permit recourse against the insured parties), with scope of coverage and limits of liability sufficient to protect the fiduciaries from monetary liability for any breach of their responsibilities not resulting from their own gross negligence or willful misconduct.

X. MISCELLANEOUS

A.

Benefits under the Plan are not in any way subject to the debts or other obligations of the persons entitled thereto and may not be voluntarily or involuntarily sold, transferred, hypothecated, pledged or assigned. When any person entitled to benefits under the Plan is under a legal disability, or in the opinion of the Committee is in any way incapacitated so as to be unable to manage his or her affairs, the Committee may cause such person’s benefits to be paid to or for the benefit of such person in any manner that the Committee may determine without responsibility of the Committee or the Company. Payments made pursuant to such power shall operate as a complete discharge of the obligation under the Plan to make such payments. Payments hereunder are, however, subject to all applicable withholding taxes.

B.	The headings of the section in this Plan are placed herein for convenience of reference and, in the case of any conflict, the text of the Plan, rather than such headings, shall control.

C.	The masculine or feminine pronoun used herein refers to both men and women and, used in singular, is intended to include the plural, whenever appropriate.

D.	To the extent not inconsistent with ERISA, the provisions of this Plan shall be construed in accordance with the laws of the State of Connecticut other than its choice of law rules.

E.

In the event a person receives a benefit payment under the Plan which is in excess of the benefit payment that should have been made, the Committee shall have the right to recover the amount of such excess from such person. The Committee may at its option, deduct the amount of such excess from any subsequent benefits payable under the Plan to, or for, the person.

F.	Any action required or permitted to be taken under the Plan by the Company may be taken by such individual, Committee or entity as the Company may designate from time to time.

G.

No payment may be made under this Plan that would cause it to be a “pension” plan as distinguished from a “welfare” plan under the Employees Retirement Income Security Act of 1974 and the Department of Labor Regulations 29 C.F.R. 2510.3-2(b) and successor regulations.

H.

This Plan shall have no effect on the Employee’s eligibility for other benefits customarily provided after termination unless otherwise stated in a written agreement executed by an authorized representative of the Company or in the applicable employee benefit plan document. The payments of benefits under this Plan shall not be deemed to be a continuation of employment.

I.

This Plan is intended to be an unfunded plan. All payments pursuant to the Plan shall be made from the general funds of the Company and no special or separate fund shall be established or other segregation of assets made to assure payment. No Participant or other person shall have under any circumstances any interest in any particular property or assets of the Company as a result of participating in the Plan.

J.

Code Section 409A. If and to the extent that Code Section 409A applies to amounts payable under the Plan, distributions may only be made under the Plan upon an event and in a manner permitted by Section 409A. To the extent that any provision of the Plan would cause a conflict with any applicable requirements of Section 409A, or would cause the administration of the Plan to fail to satisfy the applicable requirements of Section 409A, such provision shall be deemed null and void.

This Agreement is intended to comply with Code Section 409A and its corresponding regulations, or an exemption, to the extent applicable. Notwithstanding anything in the Plan to the contrary, if Code Section 409A applies to the Plan and if an Employee is a “specified employee,” as defined in Code Section 409A, payment of benefits under this Plan upon termination of employment shall be postponed for six months after termination of employment if required in order to avoid adverse taxation under Code Section 409A. If payment of benefits under the Plan is required to be postponed pursuant to Code Section 409A, the accumulated amounts withheld on account of Code Section 409A shall be paid in a lump sum payment within five days after the end of the required postponement period along with interest at the Applicable Federal Rate (short-term) on the unpaid balance for the postponement period. If the Employee dies during such postponement period prior to the payment of benefits, the amounts withheld on account of Code Section 409A shall be paid to the Employee’s beneficiary determined under Section VI.

As used in this Plan, the term “termination of employment” shall mean an Employee’s separation from service with the Company within the meaning of Code Section 409A. For purposes of Code Section 409A, the right to a series of payments under the Agreement shall be treated as a right to a series of separate payments. In no event may a Participant, directly or indirectly, designate the calendar year of a payment. All reimbursements and in-kind benefits provided under this Plan and any separation agreement hereunder shall be made or provided in accordance with the requirements of Code Section 409A.

K.

The invalidity or unenforceability of any provision of this Plan shall not affect the validity or enforceability of any other provision of this Plan, which shall remain in full force and effect, and any prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.